Exhibit 99.1

Sinovac Biotech Ltd. Engages The Ruth Group as Investor Relations And Public Relations Counsel
Monday October 16, 7:30 am ET

BEIJING, Oct. 16 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading provider of biopharmaceutical products in China, announced today that it has engaged The Ruth Group (TRG), based in New York City, to serve as the Company's investor relations and public relations counsel.

Mr. Weidong Yin, President and CEO of Sinovac, stated, "We expect that The Ruth Group will play a major role in facilitating communications with Sinovac's U.S. investor base. Given their strong and broad experience in the biotechnology and pharmaceutical sectors, their familiarity with the information needs of the investment and media communities, and their time zone availability, we anticipate that they will add value by Sinovac's communications program."

Carol Ruth, President and CEO of The Ruth Group, Inc., said, "We are pleased to add Sinovac to our quality base of healthcare clients for which we provide investor and public relations counsel and best-in-class program implementation."

About The Ruth Group

Consistently ranked as one of the top U.S. financial IR/PR agencies, The Ruth Group, based in New York, focuses on serving the communications needs of biotechnology, pharmaceutical, medical device, technology and semiconductor companies. Services include investor relations, public relations, management counsel, corporate positioning, pre-IPO public relations programs, media relations and venture capital relations. For more information visit http://www.theruthgroup.com .

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive(TM) (hepatitis A), Bilive(TM) (combined hepatitis A and B) and Anflu(TM) (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 x871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

    Investors/Media:

     Stephanie Carrington / Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7017/7033
     Email: scarrington@theruthgroup.com / jmccargo@theruthgroup.com